1

NAME OF REGISTRANT

Franklin California Tax-Free Trust
File No. 811-04356

EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders

Franklin California  Limited-Term Tax-Free Income Fund
(a series of Franklin California Tax-Free Trust)

And

Franklin New York  Limited-Term Tax-Free Income Fund
(a series of Franklin New York Tax-Free Trust)


MINUTES OF THE SPECIAL JOINT MEETING OF SHAREHOLDERS

                      October 24, 2008

1: To approve an Agreement and Plan of Reorganization

          Require   Current   of O/S    of Voted
          Voting    Voting
          Level     Level
For:      1,017,24  1,170,03  39.961%   77.063%
          9.953     0.494
Against:            318,673.  10.884%   20.989%
                    430
Abstain:            29,579.5  1.010%    1.948%
                    88
Total     1,463,96  1,518,28  51.855%   100.000%
Voted:    1.835     3.512